Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

September 28, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2262

Balanced Income Builder Portfolio, Series 41

File Nos. 333-266977 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2262, filed on August 19, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 41 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust may invest in non-U.S. companies, including companies located in emerging markets, and real estate investment trusts. Please add risk disclosure regarding these securities to the “Principal Risks” section.

Response: The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in these securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

2.       The “Principal Investment Strategy” section states that the exchange-traded funds in which the trust invests may invest in mortgage-backed securities, municipal bonds, floating rate securities, preferred securities and senior loans. Please add risk disclosure regarding these securities to the “Principal Risks” section.

Response: The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in these securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

3.       The “Principal Investment Strategy” section states that the trust may invest in the securities of small, mid and large-capitalization companies. Please add risk disclosure regarding these securities to the “Principal Risks” section.

Response: The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in these securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren
Morrison C. Warren